Seabridge Gold: Invitation to Red Cloud's 2021 Pre- PDAC Mining Showcase

Toronto, Ontario--(Newsfile Corp. - March 3, 2021) - Seabridge Gold (TSX: SEA) is pleased to announce that the Company will be presenting at Red Cloud’s 2021 Pre-PDAC Mining Showcase. We invite our shareholders and all interested parties to join us there.

The annual conference will be a virtual event this year and will take place from March 3-5, 2021.

Rudi Fronk, Chairman & CEO will be presenting on March 5th at 11:40am Eastern Standard time.

For more information and/or to register for the conference please visit: https://www.redcloudfs.com/prepdac2021/ (https://www.newsfilecorp.com/redirect/pxJ7uwake).

We look forward to seeing you there.

For further information:

Seabridge Gold Rudi Fronk 4163679292

info@seabridgegold.com (mailto:info@seabridgegold.com)
seabridgegold.com (https://www.newsfilecorp.com/redirect/Yv4xupWGj)